EXHIBIT 99.1

Osisko Completes Acquisition of Spring Valley Royalty Portfolio

MONTREAL, April 22, 2021 (GLOBE NEWSWIRE) -- Further to the announcement on April 12, 2021, Osisko Gold Royalties Ltd (”Osisko”) (OR: TSX & NYSE) is pleased to announce that all conditions precedent have been satisfied in connection with, and it has now completed, the acquisition of four (4) royalties over the Spring Valley Project and one (1) royalty over the adjacent Moonlight Project, both located in Pershing County, Nevada. It has also completed the acquisition of one (1) royalty and a precious metal offtake right over the Almaden Project, located in western Idaho.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 150 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com